Celesc
Centrais Elétricas de Santa Catarina S.A.

SECRETARIA GERAL
AGÊNCIA - CENTRAL
29 JAN 11 18 688804
CELESC - 00

03003623

January 29, 2003

03 FEB -5 AM 7:21

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

SUPPL

Ref: Centrais Elétricas de Santa Catarina S/A - Celesc
Exemption: Nº 82-3795

Gentleman/Madam:

We are enclosing a copy of *Centrais Elétricas de Santa Catarina S/A – Celesc*'s communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Aldo R. Schuhmacher
Investor Relations

Rodovia SC 404 - km 3 - Itacorubi
Caixa Postal, 480
88034.900 Florianópolis - SC

Telefones: (048) 231-5000/231-6000
Fax: (048) 231-6530
Telex: (048) 2148/2486

LÚCIA DE ALMEIDA E SILVA NASCIMENTO

Certified Public Translator and Commercial Interpreter
Bachelor of Legal and Social Sciences from the
Federal University of Rio de Janeiro

Rua São Vicente de Paula, 240, Agronômica- CEP 88.025-330
FLORIANÓPOLIS - SC - BRASIL Phone: (048) 228 2332
E-mail: cetraidr@terra.com.br

03 FEB -5 AM 7:21

Translation no. 6,728/02

I, the undersigned Certified Public Translator and Commercial Interpreter for this City of Florianópolis, State of Santa Catarina, Federative Republic of Brazil, duly appointed by Ordinance no. 31/89 of 12/12/1989, signed by the President of the Commercial Board of the State of Santa Catarina, do hereby certify that the original of a *FINANCIAL STATEMENTS* written in Portuguese has been presented to me in order to be translated into English, which I have done to the best of my knowledge and belief as follows:

[cover] [logo] *Celesc – Centrais Elétricas de Santa Catarina S.A./.*

FINANCIAL STATEMENTS./.

[picture of a scale] assets / liabilities – stockholders' equity./.

ECONOMIC AND FINANCIAL DIRECTORATE – DPCO – Accounting Department – DVAC – Division of Accounting Analysis./.

CENTRAIS ELÉTRICAS DE SANTA CATARINA S.A. - CELESC./.

ECONOMIC AND FINANCIAL DIRECTORATE – DEF./.

ACCOUNTING DEPARTMENT – DPCO./.

DIVISION OF ACCOUNTING ANALYSIS./.

[logo] Celesc./.

MANAGEMENT TRIAL BALANCE – June 2002./.

Comments on the performance in June 2002./.

Introduction./.

Centrais Elétricas de Santa Catarina S.A. – Celesc is an electric energy provider for the State of Santa Catarina, servicing 98% of that market and 1,800,095 consumers. It currently generates 2.3% of the energy required. Tractebel is still Celesc's main supplier, providing 73.7% of the energy required, while the energy purchased from Itaipú represents 22.4% of this total. The remaining amount needed by Celesc (1.6%) is complemented by [sic]./.

Tariff Evolution:

Taking into account the provision and supply of electric energy, the ICMS [Value-Added Tax on Sales and Services] deducted, the average tariff for the second quarter of 2002 was R$128.76/MWh, which represents an increase of 22.08% on the average sales tariff of R$105.47/MWh observed in the second quarter of 2001./.

The increase of 22.08% in the average sales tariff in the second quarter was due mainly to the readjustment of 20.72% on the provision tariffs charged as of August 7, 2001, in addition to the following increases in consumption in June: residential class, 6.42%; industrial class, 5.41%, and commercial class, 9.80%./.

The average tariff of the energy purchased including transmission costs was R$61.31/MWh in the second quarter of this year, with an increase of 10.01% as compared to the second quarter of the previous year, which was R$55.73/MWh. This increase in the cost of the energy purchased is due mainly to the variation in the exchange rate and the increase of the real/dollar rate of exchange in June 2002./.

Comments on the Balance Sheet (Assets and Liabilities)./.

The Assets underwent a 1.3% positive variance in the last quarter, which was due mainly to: a) Notes Receivable: due to the increase in credits derived from consumers' installments; b) Taxes to be Recovered: increase resulting from ICMS credits that accrued on the acquisitions of assets recorded in Fixed Assets; c) Accounts Receivable from the State of Santa Catarina: the increase refers to interest and monetary indexation that accrued on the debt; d) Fixed Assets: increase resulting from investments made on that period./.

The Liabilities and Stockholders' Equity were positively influenced by the following factors: a) Debt Charges: the increase was due to the increase in the dollar rate of exchange in the last quarter; b) Taxes and Social Contributions: basically due to the ICMS accrued on the increase in energy consumption; c) Estimated Liabilities: increased because of the reclassification and provisioning of Annual Bonus and Wage Bonus; d) Long-term Loans: due to the increase in the dollar rate of exchange, which reflected on the agreements bound by the foreign currency; e) Tax Liabilities:

the increase was due to the deferred IR [Income Tax] and CS [Social Contribution] on the CRC income; e) Pension Fund: the increase refers to the debt renegotiation, transferring amounts from short-term to long-term liabilities; f) Net income for the year: a profit of R$10.9 million impacted on the Stockholders' Equity in this quarter./.

June 30, 2001	
ASSETS	LIABILITIES
Current Assets = 13.6%	Current Liabilities = 22.9%
Long-term Assets = 36.8%	Long-term Liabilities = 33.2%
Permanent Assets = 49.6%	Stockholders' Equity = 43.9%

June 30, 2002	
ASSETS	LIABILITIES
Current Assets = 16.9%	Current Liabilities = 22.1%
Long-term Assets = 39.2%	Long-term Liabilities = 40.5%
Permanent Assets = 43.9%	Stockholders' Equity = 37.4%

Comments on Economic and Financial Performance./.

Celesc ended the first semester of 2002 with retained earnings of R$60.8 million, which represented a variation of 1,343.7% as compared to the earnings recorded in the same period of the previous year (R$4.2 million), with the result of a positive profitability of 5.7% on the Stockholders' Equity declared on June 30, 2002, which was R$1,123.2 million./.

In the first semester of 2002, the net revenue from sales and/or services reached the amount of R$831.8 million, which represented a 21.3% increase when compared to the same period of the previous year. This increase resulted from a 2.8% market growth, especially in the public and industrial classes, which increased by 6.9% and 6.2%, respectively, as well as from the tariff readjustment occurred in August 2001./.

Due to the good performance of the net revenue from sales, the service income was also positive (R$129.7 million), and represented a 246.0% increase when compared to the same period of the previous year. As to the financial income, it was negative by R$36.4 million, mainly due to the monetary variations related to the exchange rate./.

Composition of Operational Expenses – June 2002:

[pie chart] Electric Energy = 62% Personnel = 17% Material = 1%

Services provided by Third Parties = 5%

CCC [Fuel Consumption Account] = 6%

Depreciation = 5% Other = 4%

Historical Evolution

Consumers and Resellers


400.000
350.000
300.000
250.000
JUN/1999
JUN/2000
JUN/2001
JUN/2002

[JUN = June]

Comment: It shows that within a 4-year period this account underwent an increase of 28% due to the sector default, which was influenced by market growth and tariff increase./.

Gross Operational Income x Tax Burden


100,0%
80,0%
60,0%
40,0%
20,0%
0,0%
1° trim-01
2° trim-01
3° trim-01
4° trim-01
1° trim-02
2° trim-02

[trim = quarter]

Comment: It shows that during the past quarters the tax burden on the company's Gross Operational Income was kept stable at about 36%./.

BALANCE SHEET
Period ending on June, 30 and March 31, 2002
(Expressed in thousands of Reals)

ASSETS	JUNE	MARCH	HA	VA	COMMENTS ON PERFORMANCE
Current Assets	**506,294**	**495,853**	**2.1%**	**16.9%**	
Cash Available	45,044	48,045	-6.2%	1.5%	Decrease resulting from payments referring to the month of March which, due to the holiday, were made on 04/01/02.
Financial Investments	237	241	-1.7%	0.0%	Decrease resulting from the small volume of applied resources (See ITR [Quarterly Information]- Note 2, item b).
Consumers and Resellers	329,628	328,087	0.5%	11.0%	Increase resulting from the increase in the provision of electric energy to consumers (See ITR - Note 2, item c; Note 3).
Provision for Possible Credit Losses	(31,723)	(29,148)	8.8%	-1.1%	Increase resulting from the provision to cover possible losses in the realization of credits receivable (See ITR - Note 2, item d).
Notes Receivable	45,621	41,439	10.1%	1.5%	Increase resulting from the division in installments of the credits from energy sale (See ITR - Note 2, item e; Note 4).
Taxes to be Recovered	18,848	15,798	19.3%	0.6%	Increase resulting from Advance Payments of Corporate Income Tax (IRPJ) and from the Social Contribution on Net Income (CSLL); Withholding Income Tax (IRRF) accrued on financial investments; and credits from Value-Added Tax on Sales and Services (ICMS).
Other Accounts Receivable	34,291	35,733	-4.0%	1.1%	Decrease resulting from the write-off of employees' debits existing because of the advance payment of trips and advance payment of salaries.
Warehouse	8,651	7,133	21.3%	0.3%	Increase resulting from the changes in the average cost of stock of materials designed to be sold and purchases of materials in this period.
Compensation Account for Cost Variance of Installment A	48,525	48,525	0.0%	1.6%	Stable (See ITR - Note 5).
Pre-Paid Expenses	7,172	0	-	0.2%	Increase resulting from advance payments of financial charges for the Euro Bonds and Euro Paper contracts.
Long-Term Assets	**1,178,137**	**1,155,810**	**1.9%**	**39.3%**	
Accounts Receivable from the State of Santa Catarina	736,327	714,823	3.0%	24.5%	Increase resulting from the monetary indexation accruing on the debt amount (See ITR – Note 2, item g; Note 6).
Judicial Deposits	32,453	31,270	3.8%	1.1%	Increase resulting from judicial deposits referring to labor and civil suits.
Deferred Income Tax	140,010	139,541	0.3%	4.7%	Increase resulting from the increase in tax loss in the fiscal year (See ITR - Note 2, item h; Note 7).
Deferred Social Contribution	48,493	48,752	-0.5%	1.6%	Decrease resulting from the increase of the negative basis of Social Contribution and from the deferment of taxes on electric energy purchased in the energy wholesale market and on the provision of liabilities payable to *Fundação Celos* referring to Post-Employment benefits (See ITR – Note 2, item h; Note 7).
Taxes to be Recovered – Finsocial and ICMS	8,016	7,711	4.0%	0.3%	Increase resulting from monetary indexation of this tax credit and from the inclusion of recoverable amounts from ICMS.
Temporary Investments – Casan and D. Francisca	126,089	126,089	0.0%	4.2%	Stable (See ITR - Note 8).
Notes Receivable	12,878	13,568	-5.1%	0.4%	Decrease resulting from the transfer of the division in installments of credit derived from energy sale to short-term assets.
Compensation Account for Cost Variance of Installment A	67,850	67,850	0.0%	2.3%	Stable (See ITR - Note 5).
Other Credits	6,021	6,206	-3.0%	0.2%	Decrease resulting from transfer to short-term assets of amounts referring to the division in installments of consumer financial interest and registration of ICMS amounts to be compensated for on new assets from Fixed Assets.
Permanent Assets	**1,317,082**	**1,310,930**	**0.5%**	**43.9%**	
Investments	69,421	69,989	-0.8%	2.3%	Decrease resulting from the write-off of amounts recorded in March 2002 at UHE Machadinho (See ITR - Note 2, item i; Note 9).
Fixed Assets	1,247,283	1,240,522	0.5%	41.6%	Increase resulting from investments in the amount of R$57.1 million reduced by the depreciation in that period in the amount of R$38.5 million and write-off in the amount of R$11.9 million (See ITR - Note 2, item j; Note 10).

Deferred Assets	378	419	-9.8%	0.0%	Decrease resulting from amortizations made in that period (See ITR - Note 2, item k).
TOTAL ASSETS	**3,001,513**	**2,962,593**	**1.3%**	**100.0%**	

[Translator's note: HA = Horizontal Analysis; VA = Vertical Analysis.]./.

BALANCE SHEET

Period ending on June 30 and March 31, 2002
(Expressed in thousands of Reals)

LIABILITIES	JUNE	MARCH	HA	VA	COMMENTS ON PERFORMANCE
Current Liabilities	**663,810**	**658,156**	**0.9%**	**22.1%**	
Suppliers	325,527	330,000	-1.4%	10.8%	Decrease resulting from payments provided for in March and that, due to the holiday, were made on 04/01/2002.
Wages and Payroll Charges	5,843	6,036	-3.2%	0.2%	Decrease resulting from the payment of consignments of third-parties accrued in March and that, due to the holiday, were made on 04/01/2002.
Debt Charges	11,253	7,571	48.6%	0.4%	Increase resulting from the implementation of a new system of debt service, resulting in adjustments in the provision of financial charges and consequences of the increase in the dollar exchange rate on loans made in foreign currency.
Consumer Charges	32,321	32,757	-1.3%	1.1%	Decrease resulting from the payment of CCC installments that were in arrears.
Taxes and Social Contribution	65,192	62,971	3.5%	2.2%	Increase resulting from the ICMS accrued on the increase in Electric Energy Billing.
Refis Program	29,132	28,749	1.3%	1.0%	Increase resulting from the interest calculated by the TJLP that exceeded the amount of amortizations made in that period.
Debentures	5,518	9,861	-44.0%	0.2%	Decrease resulting from the 3,5% monthly amortization of the nominal value.
Loans and Financing Programs	61,395	51,341	19.6%	2.0%	Increase resulting from the transfer, from long-term to short term liabilities, of portions not yet due referring to Euro Bonds and Eletrobrás contracts.
Estimated Liabilities	55,830	48,022	16.3%	1.9%	Increase resulting from the reclassification of the Annual Bonus and Wage Bonus provision, classified as Equity in Income.
Dividends to be Paid	3	3	0.0%	0.0%	Stable
Pension Fund – Reserves to be Repaid	9,452	21,845	-56.7%	0.3%	Decrease resulting from the reclassification of the debt, transferring part of the balance to long-term liabilities.
Voluntary Dismissal Program - PDI	873	820	6.5%	0.0%	Increase resulting from the adjustment in the installments not yet due of program beneficiaries.
Pension Fund – Liabilities to be Paid	34,925	35,816	-2.5%	1.2%	Decrease resulting from the payment of overdue installments in contracts with *Fundação Celos*.
Other Accounts Payable	26,546	22,364	18.7%	0.9%	Increase resulting from the increase in rejected invoices.
Long-Term Liabilities	**1,214,511**	**1,192,151**	**1.9%**	**40.5%**	
Debentures	28,591	28,591	0.0%	1.0%	Stable
Suppliers	8,410	12,329	-31.8%	0.3%	Decrease resulting from the transfer of installments not yet due of the debt with Alusa to short-term liabilities.
Loans and Financing Programs	148,366	143,913	3.1%	4.9%	Increase resulting from the provision of financial charges on the debt amount and due to the increase in the dollar exchange rate, which contributed to the increase of the debt. There were no new loans.
Contingency Provision	75,181	74,824	0.5%	2.5%	Increase resulting from the inclusion of some new labor and civil provisions.
Refis Program	68,393	73,657	-7.1%	2.3%	Decrease resulting from the transfer of the portion not yet due to short-term liabilities.
Tax Liabilities	133,220	126,223	5.5%	4.4%	Increase resulting from the provisions related to the Income Tax and Social Contribution deferment on the CRC revenue.
Pension Fund - Reserves to be Repaid	272,104	255,255	6.6%	9.1%	Increase resulting from the provision of monetary indexation accruing on the debt amount.
Voluntary Dismissal Program - PDI	1,763	2,031	-13.2%	0.1%	Decrease resulting from the transfer of the portion not yet due to short-term liabilities.
Post-Employment Benefits	192,281	192,281	0.0%	6.4%	Stable
Pension Fund – Liabilities to be Paid	80,848	81,471	-0.8%	2.7%	Decrease resulting from the transfer of the portion not yet due to short-term liabilities.
Other Accounts Payable	7,944	8,026	-1.0%	0.3%	Decrease resulting from the transfer of the portion not yet due to short-term liabilities.

Special Liabilities	197,410	193,550	2.0%	6.6%	Increase resulting from payments made by consumers in order to contribute to the execution of expansion projects necessary to meet requests for electric energy supply, which contributions were considered as a loan to these enterprises. These contributions do not represent financial liabilities, since they shall not be returned to consumers.
Stockholders' Equity	**1,123,192**	**1,112,286**	**1.0%**	**37.4%**	
Adjusted Paid-*in* Capital	696,200	696,200	0.0%	23.2%	Stable
Capital Reserves	355,211	355,265	0.0%	11.8%	Decrease resulting from the reversing entry of the remuneration of its own capital invested in current fixed assets.
Profit/Loss in the Fiscal Year	60,795	49,835	22.0%	2.0%	Increase resulting from the Fiscal Year Net Income in the amount of R$10.9 *million*.
Resources Destined for Capital Increase	10,986	10,986	0.0%	0.4%	Stable
TOTAL LIABILITIES	**3,001,513**	**2,962,593**	**1.3%**	**100.0%**	

INCOME STATEMENT FOR THE FISCAL YEAR

(Expressed in thousands of Reals)

INCOME STATEMENT FOR THE FISCAL YEAR	2nd Qtr / 02	1st Qtr / 02	HA	VA	JUNE/02	JUNE/01	HA	COMMENTS ON THE PERFORMANCE FOR THE FISCAL YEAR OF 2002/2001
Gross Operating Income	**584,916**	**561,625**	**4.1%**	**140.1%**	**1,146,541**	**928,951**	**23.4%**	
Electric Energy Provision	553,354	544,184	1.7%	132.5%	1,097,538	907,537	20.9%	Increase resulting from market growth and tax increase in August 2001.
Electric Energy Supply	4,394	5,174	-15.1%	1.1%	9,568	7,505	27.5%	Increase resulting from energy sale to reseller.
Emergency Capacity Charges	19,483	4,336	349.3%	4.7%	23,819	-	0.0%	Increase resulting from the accrual of the hiring cost of energy generation capacity on the consumer class consumption.
Income from Services Rendered	2,418	2,516	-3.9%	0.6%	4,934	4,647	6.2%	Increase resulting from the services rendered to third parties in this period.
Other Income	5,267	5,415	-2.7%	1.3%	10,682	9,262	15.3%	Increase resulting from taxed services rendered and other income generated by rents.
Deductions from the Operating Income	**(167,271)**	**(147,483)**	**13.4%**	**-40.1%**	**(314,754)**	**(243,353)**	**29.3%**	
ICMS on Electric Energy Sold	(125,234)	(118,605)	5.6%	-30.0%	(243,839)	(199,061)	22.5%	Increase resulting from tax on energy billing.
Reserva Global de Reversão [Global Reversal Reserve] - RGR	(5,193)	(5,201)	-0.2%	-1.2%	(10,394)	(10,386)	0.1%	Increase resulting from the yearly quota defined by Aneel.
Cofins	(17,547)	(16,849)	4.1%	-4.2%	(34,396)	(27,868)	23.4%	Increase resulting from tax on the increase of the Gross Operating Income.
Pasep	(3,801)	(3,651)	4.1%	-0.9%	(7,452)	(6,038)	23.4%	Increase resulting from tax on the increase of the Gross Operating Income.
Emergency Capacity Charges	(15,496)	(3,177)	387.8%	-3.7%	(18,673)	-	0.0%	Increase resulting from the accrual of the hiring cost of energy generation capacity on the consumer class consumption.
Net Operating Income	**417,645**	**414,142**	**0.8%**	**100.0%**	**831,787**	**685,598**	**21.3%**	
Operating Expenses	**(359,787)**	**(342,282)**	**5.1%**	**-86.1%**	**(702,069)**	**(651,338)**	**7.8%**	
Electric Energy Purchased for Resale	(221,966)	(211,343)	5.0%	-53.1%	(433,309)	(391,988)	10.5%	Increase resulting from the reversal of amounts related to "Installment A" transferred to Long-Term Assets and the effects of the adjustment of the tariffs charged by Gerasul (12.09%), Copel (10.94%) and the transportation tariff paid to Eletrosul (11.3%), granted in the 2nd semester of 2001.
Personnel	(61,324)	(58,054)	5.6%	-14.7%	(119,378)	(102,531)	16.4%	Increase resulting from the change in the tax basis for the Vacation pay and the Leave of Absence Bonus [*Licença Prêmio*] and the inclusion of a Wage Bonus provision and Annual Bonus that were recorded as profit sharing (before the net income for the fiscal year).
Material	(3,713)	(5,285)	-29.7%	-0.9%	(8,998)	(9,235)	-2.6%	Decrease resulting from reprocessing the materials system that reversed from expense amounts unduly entered in the 1st quarter and referring to kitchen expenses, and there was also a reduction in the expenses with maintenance in the operating units.
Services Rendered by Third Parties	(17,646)	(18,433)	-4.3%	-4.2%	(36,079)	(35,322)	2.1%	Increase resulting from the payment of service invoices that were disallowed and that were paid after renegotiation with the companies.
Cost of Services Rendered to Third Parties	(1,739)	(1,893)	-8.1%	-0.4%	(3,632)	(3,059)	18.7%	Increase resulting from services rendered for maintenance and extension of public lighting networks. This service depends on requests made by municipal governments.
Fuel Consumption Account - CCC	(19,361)	(19,518)	-0.8%	-4.6%	(38,879)	(49,906)	-22.1%	Decrease resulting from the low consumption of alternative energy fuels (mineral coal and charcoal, diesel oil, among others) in the northern regions, where Aneel determined the annual quota to be paid by Celesc.

Depreciation	(19,136)	(19,408)	-1.4%	-4.6%	(38,544)	(37,307)	3.3%	Increase resulting from fixed assets in that period.
Contingency Provision	(4,141)	(4,497)	-7.9%	-1.0%	(8,638)	(4,282)	101.7%	Increase resulting from the reversal of labor provision in the amount of R$ 5.5 million (May 2001) and constituting the provision for possible debtors in the amount of R$ 2.3 million (June 2002).
Aneel Inspection Fee	(848)	(839)	1.1%	-0.2%	(1,687)	(1,353)	24.7%	Increase resulting from the new amount established by Aneel and the reversal of R$200 thousand refers to compensation of items in Installment A.
Other Expenses	(9,913)	(3,012)	229.1%	-2.4%	(12,925)	(16,355)	-21.0%	Decrease resulting from several factors, such as: (a) increase in the Cofins and Pasep taxes on financial revenues due to the increase of such revenues; (b) adjustments to provisions for retirement benefits when the 13th salary is paid; (c) increased losses in the receipt of deductible credits for tax purposes; (d) recognition of the indemnification for damages to third parties by reason of the system operation and maintenance, as well as recognition of INSS related to the contractor hired by Celesc which went bankrupt, by reason of the loss of legal suits for which there were no accounting provisions; (e) reclassification of resources paid to the National Fund for Scientific and Technological Development – FNDCT, and recording of monthly payments.
Service Income	**57,858**	**71,860**	**-19.5%**	**13.9%**	**129,718**	**34,260**	**278.6%**	
Financial Income	**28,816**	**40,002**	**-28.0%**	**6.9%**	**68,818**	**61,732**	**11.5%**	
Financial Investments Income	177	7	2428.6%	0.0%	184	64	187.5%	Increase resulting from revenue originating from interests and monetary indexation of financial investments.
Interest on Accounts Receivable from the State	12,075	11,710	3.1%	2.9%	23.785	20.424	16.5%	Increase resulting from the revenue originating from interests of 6.828% p.a. accruing on the remaining balance of CRC paid to the State Government. It also includes interests of 10% p.a. accruing on loans granted to the State Treasury.
Monetary Variance on Accounts Receivable from the State	9,429	13,188	-28.5%	2.3%	22.617	21.557	4.9%	Increase resulting from the revenue originating from monetary indexation (INPC) accruing on the remaining balance of CRC paid to the State Government. There was an increase because the INPC variance in June 2002 was higher than that of June 2001.
Monetary Variance and Moratorium Additions on Energy Sold	4,184	4,863	-14.0%	1.0%	9,047	10,518	-14.0%	Decrease due to the revenue originating from interest and monetary variance accruing on the balance of credits from sale of electric energy to consumers and resellers, because there was a reduction in the interest rate, monetary indexation and reduction of default in that period.
Monetary Variance on Exchange Rate	820	8,143	-89.9%	0.2%	8,963	4,522	98.2%	Increase resulting from the revenue originating from the exchange variance on Loan/Financing agreements, as well as the purchase of electric energy in foreign currency. In accord with the Federal Revenue Service, when the dollar rate of the previous month is higher than in the subsequent month, the financial gain is recorded in this item. One can observe that the 1st semester of 2002 presented higher financial gains than the fiscal year of 2001.
Other Financial Income	2,131	2,091	1.9%	0.5%	4,222	4,647	-9.1%	Decrease resulting from the recording of income originating from fines and moratorium additions accruing on the sale of electric energy to consumers and resellers which was lower than in the fiscal year of 2001.
Financial Expenses	**(70,364)**	**(34,890)**	**101.7%**	**-16.8%**	**(105,254)**	**(93,142)**	**13.0%**	
Debt and Debentures Liabilities	(2,512)	(9,975)	-74.8%	-0.6%	(12,487)	(16,439)	-24.0%	Decrease resulting from the implementation of a new system of debt servicing, resulting in adjustments in the provision of financial charges and also the renegotiation of the agreement referring to Euro Bonds.
Monetary Variance on Loans	(38,295)	(8,073)	374.4%	-9.2%	(46,368)	(31,902)	45.3%	Increase resulting from the high dollar exchange rate in the 2nd quarter of 2002, reflecting

								on the financial charges.
Monetary Variance and Moratorium Additions on Energy Purchased	(12,732)	(3,971)	220.6%	-3.0%	(16,703)	(14,865)	12.4%	Increase resulting from the high dollar exchange rate in the 2nd quarter of 2002, reflecting on the energy installment.
Adjustments on the Private Welfare Account	(8,384)	(5,869)	42.9%	-2.0%	(14,253)	(16,496)	-13.6%	Decrease resulting from the negative variance of the adjustment factor (IGPM) accruing on the debt with Celos which was lower than the one recorded in June 2001.
Fine and Interest on Notified Taxes	(540)	(595)	-9.2%	-0,1%	(1,135)	(1,565)	-27.5%	Decrease resulting from the reduction of moratorium charges on the tax debt.
Refis Program Adjustments	(2,393)	(2,633)	-9.1%	-0.6%	(5,026)	(4,758)	5.6%	Increase resulting from the compliance of maturity terms influencing on the provision of moratorium charges on the tax debt.
Other Financial Expenses	(5,508)	(3,774)	45.9%	-1.3%	(9,282)	(7,117)	30.4%	Increase resulting from the adjustment in the provision of moratorium charges on the mathematical reserve agreement (Celos) and on the account referring to the Material Supplier.
Financial Income	**(41,548)**	**5,112**	**-912.8%**	**9.9%**	**(36,436)**	**(31,410)**	**16.0%**	
Operating Income	**16,310**	**76,972**	**-78.8%**	**3.9%**	**93,282**	**2,850**	**3173.1%**	
Non-Operating Income	**1,437**	**(415)**	**-446.3%**	**0.3%**	**1,022**	**5,449**	**-81.2%**	
Non-Operating Revenue	1,804	1,035	74.3%	0.4%	2,839	6,411	-55.7%	Decrease resulting from the recording of income from the disposal of assets and rights originating from Permanent Assets, as well as from the inventory surplus of material stock in deposit for current fixed assets, reduced by federal taxes accruing on this revenue.
Non-Operating Expense	(367)	(1,450)	-74.7%	-0.1%	(1,817)	(962)	88.9%	Increase resulting from losses from the disposal of assets and rights originating from Permanent Assets, as well as from missing items in the inventory of material stock in deposit for current fixed assets. The variance refers to the recording of deactivation of assets for a higher value, due to the adjustment of the average price of those assets that were in operating condition.
Profit (Loss) before Income Tax and Social Contribution	**17,747**	**76,557**	**-76.8%**	**4.2%**	**94,304**	**8,299**	**1036.3%**	
Provision for Income Tax	-	-	0.0%	0.0%	-	(344)	0.0%	Decrease resulting from the basis incident on the taxable profit, adjusted in accord with the laws in force (rate of 15% plus additional rate of 10% applied to the profit exceeding the limit set). Due to the tax loss presented in the year in the amount of R$ 56.5 million, the provision was not set.
Provision for Social Contribution	-	-	0.0%	0.0%	-	(800)	0.0%	Decrease resulting from the basis incident on the taxable profit, adjusted in accord with the laws in force (rate of 9%). Due to the tax loss presented in the year in the amount of R$46.3 million, the provision was not set.
Deferred Income Tax and Social Contribution	(6,787)	(26,722)	-74.6%	-1.6%	(33,509)	(2,944)	1038.2%	Increase resulting from the tax provision, in accord with the calculation basis incident on the Income for the 1st semester of 2002, which was higher than in the same period of the previous year.
Net Profit (Loss) for Business Year	**10,960**	**49,835**	**-78.0%**	**2.6%**	**60,795**	**4,211**	**1343.7%**	
Profit per Thousand-lot Shares – in Reals	**14,21**	**64,60**	**-78.0%**	**0.0%**	**78,81**	**5,46**	**1343.7%**	

STATEMENT OF EXPENSES WITH PERSONNEL

DESCRIPTION	QUARTER MOVEMENT- 2002				Accumulated Balance	Accumulated Balance	HA
	1st	2nd	3rd	4th	2002	2001	%
Generation	1,550,406	1,830,862	0	0	3,381,268	0	-
Distribution	47,869,234	49,578,814	0	0	97,448,048	0	-
Commercialization	8,634,909	9,915,411	0	0	18,550,320	0	-
Total Expenses by Activity	**58,054,549**	**61,325,087**	**0**	**0**	**119,379,636**	**0**	**0**
ENTRIES BY TYPES OF EXPENSES							
Fixed Salary	14,250,739	15,013,063	0	0	29,263,802	27,091,169	8.0
CCQ	1,741,190	1,611,784	0	0	3,352,974	3,211,039	4.4
Productivity	1,744,544	1,617,436	0	0	3,361,980	3,229,602	4.1
Yearly Bonus	3,857,555	3,616,609	0	0	7,474,164	6,870,010	8.8
Paid Leave of Absence	1,227,145	(26,853)	0	0	1,200,292	(1,422,404)	(184.4)
Personal Advantage	141,428	129,497	0	0	270,925	268,157	1.0
25-year Bonus	35,912	54,621	0	0	90,534	116,651	(22.4)
Position Bonus	1,291,403	1,094,680	0	0	2,386,083	2,095,486	13.9
Insalubrity Premium	5,724	5,536	0	0	11,260	10,129	11.2
Risk Premium	2,633,281	2,444,785	0	0	5,078,066	4,682,126	8.5
Distressing Work Premium	46,130	42,284	0	0	88,414	83,436	6.0
Night Work Premium	135,915	192,674	0	0	328,589	231,545	41.9
Overtime Work	74,131	80,902	0	0	155,033	0	-
Overtime Work (50%)	2,355,884	1,718,568	0	0	4,074,452	0	-
Overtime Work (100%)	1,249,333	1,326,034	0	0	2,575,367	6,049,484	(57.4)
On-Call Premium	598,133	521,400	0	0	1,119,533	906,032	23.6
Vacation	(2,335,829)	2,689,980	0	0	354,150	(429,709)	(182.4)
Vacation Bonus (50%)	1,060,560	988,740	0	0	2,049,300	2,285,110	(10.3)
Constitutional Vacation Bonus (1/3)	946,881	647,972	0	0	1,594,854	1,158,304	37.7
Pecuniary Allowance	1,637,593	1,003,686	0	0	2,641,279	2,060,947	28.2
13th Salary	2,637,534	3,511,581	0	0	6,149,114	4,814,053	27.7
Salary Bonus (30%)	264,950	516,840	0	0	781,791	0	-
Annual Bonus (75%)	2,607,672	1,343,816	0	0	3,951,488	0	-

Other Remuneration	174,375	173,228	0	0	347,603	339,588	2.4
Payroll Charges – INSS	9,992,800	8,800,295	0	0	18,793,095	17,750,426	5.9
Payroll Charges – FGTS	3,098,313	2,740,399	0	0	5,838,712	5,189,885	12.5
Payroll Charges Provision for INSS	323,055	2,281,074	0	0	2,604,130	1,321,842	97.0
Payroll Charges Provision for FGTS	93,851	663,783	0	0	757,634	363,537	108.4
Labor Compensation for Contract Rescission	25,339	382,463	0	0	407,802	31,176	1,208.1
Subtotal of Compensation to Employees	51,915,544	55,186,873	0	0	107,102,417	88,307,620	21.3
Investments in Works	2,704,743	3,158,440	0	0	5,863,183	2,832,961	107.0
Total of Compensation to Employees	54,620,287	58,345,313	0	0	112,965,600	91,140,581	23.9
Day-Nursery/Baby-sitter Bonus	145,883	151,529	0	0	297,412	326,512	(8.9)
Exceptional Children Bonus	187,996	190,057	0	0	378,053	320,040	18.1
Teaching and training	86,674	54,206	0	0	140,880	0	-
Plano Amhor Program	821,815	901,573	0	0	1,723,388	1,711,206	0.7
Plano Amhor Program – Agreements	2,890	20,632	0	0	23,522	44,878	(47.6)
Medical-Dental Bonus	357,758	356,886	0	0	714,645	738,339	(3.2)
Food Voucher	1,717,112	1,543,089	0	0	3,260,201	3,738,141	(12.8)
Transportation Voucher	54,307	48,180	0	0	102,487	85,569	19.8
Life Insurance	75,753	84,884	0	0	160,637	0	-
Alcohol Prevention and Treatment Program – Chemical Dependency	11,024	60,123	0	0	71,147	75	94,762.6
Total Benefits to Employees	3,461,213	3,411,159	0	0	6,872,372	6,964,760	(1.3)
Contribution to Supporting Entity	2,510,475	2,546,651	0	0	5,057,126	4,472,208	13.1
Managers	167,316	180,407	0	0	347,723	243,969	42.5
Subtotal expenses with Personnel	58,054,549	61,325,090	0	0	119,379,639	99,988,558	19.4
Cost of Services Rendered to Third Parties – Remuneration to Dismissed Employees	6,894	(19,311)	0	0	(12,417)	(1,169,621)	(98.9)
Total expenses with Personnel	**58,061,443**	**61,305,779**	**0**	**0**	**119,367,222**	**98,818,937**	**20.8**

STATEMENT OF EXPENSES WITH MATERIALS

DESCRIPTION	QUARTER MOVEMENT - 2002				Accumulated Balance	Accumulated Balance	HA
	1st	2nd	3rd	4th	2002	2001	%
Generation	87,151	95,040	0	0	182,191	354,000	(48.5)
Distribution	4,765,671	3,140,648	0	0	7,906,319	5,002,986	58.0
Commercialization	432,161	477,621	0	0	909,782	488,000	86.4
Total Expenses by Activity	**5,284,983**	**3,713,309**	**0**	**0**	**8,998,292**	**5,844,986**	**53.9**
ENTRIES BY TYPES OF EXPENSES							
Maintenance/Renovation/Cleaning/ Conservation-*UO* [Operating Unit]	1,592,947	1,109,865	0	0	2,702,812	3,079,548	(12.2)
Maintenance/ Renovation/Cleaning/ Conservation-*UA* [Administrative Unit]	269,409	252,689	0	0	522,098	634,115	(17.7)
Maintenance/Conservation/Furniture/ Equipment and Objects	70,666	59,546	0	0	130,212	96,542	34.9
Maintenance and conservation of transformers	272,754	292,449	0	0	565,203	650,054	(13.1)
Furniture, equipment, instruments and Objects	28,455	7,744	0	0	36,199	40,968	(11.6)
Electromechanical Shops	56,629	50,422	0	0	107,051	93,810	14.1
Laboratory for equipment analysis	48,480	36,532	0	0	85,012	54,110	57.1
Maintenance/Conservation/Cleaning- Company Vehicles	798,926	810,355	0	0	1,609,281	1,556,118	3.4
Fuel for company vehicles	885,956	1,036,045	0	0	1,922,001	1,973,778	(2.6)
Damaged company vehicles	338	0	0	0	338	1,658	(79.6)
Maintenance/Conservation/Cleaning.-Vehicles belonging to third parties	12	0	0	0	12	501	(97.6)
Fuel for vehicles belonging to third parties	54,573	77,904	0	0	132,477	205,354	(35.5)
Damaged vehicles belonging to third parties	(228)	585	0	0	357	8,622	(95.9)
Telecommunication and teleprocessing	26,196	16,116	0	0	42,312	40,507	4.5

Environmental control consumption	1,281	8,403	0	0	9,684	1,796	439.2
Labor safety, hygiene and medicine	78,961	169,912	0	0	248,873	278,243	(10.6)
CIPA/SIPAT Safety	5,011	19,075	0	0	24,086	45,417	(47.0)
Summer Operation	87	0	0	0	87	466	(81.3)
Teaching and Training	26,334	33,201	0	0	59,535	69,869	(14.8)
Business Hours and Reprography	135,698	122,587	0	0	258,285	243,154	6.2
Business Hours and Computing	434,311	392,993	0	0	827,304	500,498	65.3
Business Hours and Microfilming	20	435	0	0	455	5,708	(92.0)
Computer Maintenance	55,583	85,898	0	0	141,481	90,806	55.8
Kitchen consumption	751,086	(501,935)	0	0	249,151	258,655	(3.7)
Investments in works	(308,502)	(367,512)	0	0	(676,014)	(669,028)	1.0
PROCEL- Disposal of Materials and *Aniv.*	0	0	0	0	0	(26,114)	(100.0)
Subtotal	**5,284,983**	**3,713,309**	**0**	**0**	**8,998,292**	**9,235,155**	**(2.6)**
Cost of Services Rendered to Third Parties-Materials	1,886,276	1,754,185	0	0	3,640,461	3,534,695	3.0
Total Expenses with Materials	**7,171,259**	**5,467,494**	**0**	**0**	**12,638,753**	**12,769,850**	**(1.0)**

STATEMENT OF EXPENSES WITH SERVICES RENDERED BY THIRD PARTIES

DESCRIPTION	QUARTER MOVEMENT - 2002				Accumulated Balance	Accumulated Balance	HA
	1st	2nd	3rd	4th	2002	2001	%
Generation	467,521	262,083	0	0	729,604	829,110	(12.0)
Distribution	15,561,321	12,333,379	0	0	27,894,700	21,168,717	31.8
Commercialization	2,404,222	5,051,084	0	0	7,455,306	13,323,854	(44.0)
Total Expenses by Activity	**18,433,064**	**17,646,546**	**0**	**0**	**36,079,610**	**35,321,681**	**2.1**
ENTRIES BY TYPES OF EXPENSES							
Maintenance, renovation, cleaning, conservation of Operating Units	705,739	422,170	0	0	1,127,909	1,218,394	(7.4)
Maintenance, renovation, cleaning, conservation of Administrative Units	1,000,493	870,235	0	0	1,870,728	1,634,098	14.5
Maintenance, conservation, Furniture, Equipment, Instruments and Objects	55,535	56,032	0	0	111,567	81,314	37.2
Maintenance and conservation of transformers	334,056	215,820	0	0	549,876	524,093	4.9
Maintenance, cleaning and conservation of lines and networks	3,650,374	3,477,128	0	0	7,127,502	6,797,953	4.8
Maintenance of special equipment for Distribution	9,044	3,884	0	0	12,928	16,234	(20.4)
Service of Meter Reading	2,664,286	1,547,979	0	0	4,212,265	6,275,280	(32.9)
Delivery of Electric Energy invoices (*)	235,000	1,063,075	0	0	1,298,075	0	-
Services of ground clearing and easement cleaning	663,839	625,294	0	0	1,289,133	1,339,256	(3.7)
Procel Service	0	0	0	0	0	1,783	(100.0)
Service of electric energy invoice collection	2,925,211	3,024,687	0	0	5,949,898	4,720,460	26.0
Disconnection and reconnection service	422,258	530,466	0	0	952,724	876,113	8.7
Telecommunication, Telecontrol and Teleprocessing	416,876	512,662	0	0	929,538	762,097	22.0
Maintenance of Computer Equipment	55,172	119,202	0	0	174,374	295,867	(41.1)
Maintenance of Software Support	55,145	241,302	0	0	296,447	324,413	(8.6)
Maintenance, conservation and cleaning of vehicles - Company	406,741	410,876	0	0	817,617	802,963	1.8
Services in damaged vehicles - Company	7,793	3,274	0	0	11,067	3,414	224.2
Maintenance, conservation and cleaning of vehicles - Third parties	5	900	0	0	905	0	-

Services in damaged vehicles - Third parties	(1,225)	2,351	0	0	1,126	2,888	(61.0)
Telephone Services	807,934	1,866,302	0	0	2,674,236	2,122,758	26.0
Water Consumption	57,381	105,412	0	0	162,793	133,743	21.7
Postal and Telegraphic Services	122,016	136,119	0	0	258,135	233,032	10.8
Reprography Services	82,136	53,480	0	0	135,616	108,218	25.3
Publication and Advertisement Services	382,767	477,002	0	0	859,769	798,954	7.6
Lodging/Food/Transportation/Teaching /Training Services (Personnel)	0	0	0	0	0	216,095	(100.0)
Per diem expenses and Allowance for Expenses	503,130	566,291	0	0	1,069,421	964,979	10.8
Freight Service – Legal Entity	104,133	104,569	0	0	208,702	236,273	(11.7)
Freight Service – Individual	848	1,573	0	0	2,421	1,795	34.9
Transportation Services	314,878	271,941	0	0	586,819	903,962	(35.1)
Food vouchers to hired personnel	(92)	6	0	0	(86)	462,615	(100.0)
Labor safety, hygiene and medicine	28,764	43,787	0	0	72,551	59,389	22.2
CIPA/SIPAT	1,103	304	0	0	1,407	1,869	(24.7)
Environmental Control Services	(80,400)	0	0	0	(80,400)	80,400	(200.0)
Vigilance Service	2,987,495	1,054,652	0	0	4,042,147	2,366,275	70.8
Kitchen Service	46,067	40,760	0	0	86,827	91,431	(5.0)
Office boy Service	81,887	124,702	0	0	206,589	189,744	8.9
Janitors, receptionists and telephone operators service	82,069	7,613	0	0	89,682	23,570	280.5
Hired labor – Summer Operation	0	0	0	0	0	40,896	(100.0)
External Auditing Service	71,690	132,292	0	0	203,982	90,609	125.1
Consulting Service – Legal Entity	87,990	180,276	0	0	268,266	43,100	522.4
Consulting Service - Individual	5,968	3,242	0	0	9,210	11,165	(17.5)
Hired labor – Legal Entity	97,777	189,870	0	0	287,647	2,060,621	(86.0)
Hired labor – Individual	36,121	29,707	0	0	65,828	60,469	8.9
Investment in Works	(994,940)	(870,691)	0	0	(1,865,631)	(1,656,901)	12.6
Total expenses with Services Rendered by Third Parties	**18,433,064**	**17,646,546**	**0**	**0**	**36,079,610**	**35,321,681**	**2.1**

STATEMENT OF OTHER EXPENSES

DESCRIPTION	QUARTER MOVEMENT-2002				Accumulated Balance	Accumulated Balance	HA
	1st	2nd	3rd	4th	2002	2001	%
Generation	245,195	704,186	0	0	949,382	0	-
Distribution	1,710,327	6,452,807	0	0	8,163,134	0	-
Commercialization	1,054,552	2,760,639	0	0	3,815,190	0	-
Total Expenses by Activity	**3,010,074**	**9,917,632**	**0**	**0**	**12,927,706**	**0**	**0**
ENTRIES BY TYPES OF EXPENSES							
Financial Compensation for Use of Water Resources	148,680	216,491	0	0	365,171	189,007	93.2
Research on Development of Energy Efficiency (Procel)**	1,050,564	3,284,936	0	0	4,335,500	0	-
Leasing and Rentals - Real Estate	1,051,058	1,085,654	0	0	2,136,712	2,173,525	(1.7)
Leasing and Rentals - Equipment and Vehicles	174,314	132,749	0	0	307,063	342,538	(10.4)
Leasing and Rentals - Others	4,917	7,489	0	0	12,406	53,690	(76.9)
License for Software Utilization	655,107	387,107	0	0	1,042,214	1,054,102	(1.1)
Insurance	435,605	4,538	0	0	440,144	246,543	78.5
IPTU [Municipal Real Estate Tax]	461,836	38,236	0	0	500,072	479,286	4.3
IPVA [Vehicle Tax]	109,847	82,954	0	0	192,801	128,220	50.4
COFINS/PASEP	0	0	0	0	0	2,297,539	(100.0)
Fees	650,839	801,612	0	0	1,452,452	1,917,541	(24.3)
Contributions	16,190	100	0	0	16,290	113,012	(85.6)
Donations, Contributions and Grants	1,239	1,556	0	0	2,795	1,995	40.1
Tax Incentives	140,000	0	0	0	140,000	118,990	17.7
Sponsorship	529,706	930,127	0	0	1,459,833	974,080	49.9
(-) Receipt of Expenses with Company's Consumption of Electric Energy	(527,629)	(503,989)	0	0	(1,031,618)	(1,061,887)	(2.9)

(-) Receipt of Expenses with Lodging, Food and Transportation Services	(2,989)	(860)	0	0	(3,849)	(13,034)	(70.5)
(-) Receipt of Damages to Lines and Networks	(53,716)	(46,959)	0	0	(100,675)	(93,843)	7.3
(-) Receipt of Expenses Installment "A"	(5,772,321)	0	0	0	(5,772,321)	0	-
(-) Receipt of Expenses with PDI [Voluntary Dismissal Program]	(14,697)	(213,662)	0	0	(228,359)	(2,838,179)	(92.0)
(-) Receipt of Other Expenses	(479,142)	(502,455)	0	0	(981,597)	(801,069)	22.5
Company's Consumption of Electric Energy	526,721	503,989	0	0	1,030,710	1,058,881	(2.7)
Publications Acquisitions and Subscriptions	30,869	29,791	0	0	60,660	68,112	(10.9)
Advertising and Marketing	383,700	548,420	0	0	932,120	1,498,185	(37.8)
Interns (TG 99 910 / 911 / 912 / 913)	235,951	252,777	0	0	488,728	454,099	7.6
Grant holders (TG 99915 / 918)	21,236	17,366	0	0	38,602	31,522	22.5
Benefits to Retired Employees	1,238,896	1,453,330	0	0	2,692,226	4,270,359	(37.0)
Fines for Violation of Quality Standard	1,698	238	0	0	1,936	11,746	(83.5)
Indemnities for Damages in Operation/Maintenance Functions	365,533	291,311	0	0	656,844	662,836	(0.9)
Civil Indemnities	26,823	49,909	0	0	76,732	0	-
Traffic Fines	4,465	12,335	0	0	16,800	12,205	37.6
Alcohol Prevention and Treatment Program for Retired Employees/Pensioners	41,861	41,725	0	0	83,586	135,457	(38.3)
Loss and/or Missing Items in the Stock Inventory	396	23,302	0	0	23,698	22,534	5.2
Losses in the Receipt of Credits	26,175	874,515	0	0	900,690	1,831,362	(50.8)
Others	1,557,245	139,528	0	0	1,696,773	681,760	148.9
Investment in Works (NG 91 / 92 / 99)	(30,905)	(26,528)	0	0	(57,433)	(30,133)	90.6
Total of other expenses	**3,010,073**	**9,917,633**	**0**	**0**	**12,927,705**	**15,990,980**	**(19.2)**

THIS IS A COMPLETE AND FAITHFUL TRANSLATION

WITNESS MY HAND AND OFFICIAL STAMP

FEE (Table B): R$ 540 ,00

Florianópolis, December 27, 2002

Lúcia A. S. Nascimento
TRADUTORA JURAMENTADA
CERTIFIED TRANSLATOR
MATR / REG AARC/011